UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
Commission File Number 0-120152
HEALTHCARE SERVICES GROUP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	23-2018365

(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification number)

3220 Tillman Drive-Suite 300, Bensalem, Pennsylvania 19020

(Address of principal executive office)	(Zip code)
Registrant’s telephone number, including area code: 215-639-4274

Report of Independent Registered Public Accounting Firm
Plan Administrator:
     Healthcare Services Group, Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
GRANT THORNTON LLP
Edison, New Jersey
June 15, 2007

Healthcare Services Group, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31,

	2006	2005

Assets
Investments at fair value	$1,737,725	$1,551,867
Receivables:
Participant contributions	7,096	7,401

Net Assets Available for Benefits	$1,744,821	$1,559,268

The accompanying notes are an integral part of these statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For The Year Ended December 31,

	2006	2005
Additions:
Contributions:
Participant contributions	$225,716	$222,229
Rollover contributions	1,983	—

	227,699	222,229
Earnings on Investments:
Interest and Dividends	60,341	39,817
Net appreciation in fair value of investments	132,405	96,536

Total Additions	420,445	358,582

Deductions:
Benefit payments	(234,892)	(145,785)

Net Increase	185,553	212,797

Net assets available for benefits, beginning of year	1,559,268	1,346,471

Net assets available for benefits, end of year	$1,744,821	$1,559,268

The accompanying notes are an integral part of these statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements
December 31, 2006 and 2005
Note A.-Description Of Plan
The following description of the Healthcare Services Group, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
1.	General
The Plan commenced October 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a defined contribution plan covering all non-highly compensated salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception employees whose employment is governed by a collective bargaining agreement.
2.	Contributions
Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. There are no employer-matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with the date the employee satisfied the eligibility requirements.
Participants may also rollover to the plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan.
Contributions are subject to certain limitations.
3.	Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
4.	Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.
5.	Administrative Expenses
All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2006 and 2005
Note A. (continued)
6.	Benefit Payments
On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.
A Participant who has attained the age of 59 1/2 years may elect to receive a distribution of all or a portion of the vested amounts then credited to the Participant’s account. The Participant will still continue to be eligible to participate in the Plan.
A Participant may elect to receive an advance distribution for hardship under certain conditions as defined in the Plan and as subject to the evaluation of the Plan Administrator based on whether certain conditions have been satisfied.
Note B.-Summary of Accounting Policies
A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:
1.	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
2.	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, which approximates market value, as reported to the Plan by PNC Financial Services Group (“PNC”). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis.
3.	Benefit Payments

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2006 and 2005
Participants’ withdrawals are recorded when paid.
Note C.-Investments
The following presents investments that represent 5 percent or more of the Plan’s net assets as of:

	December 31,
	2006	2005

Fidelity Advisor Equity Income Fund	$172,916	$137,023
Growth Fund of America	116,197	119,469
Janus Adviser Forty Fund	150,057	138,841
Janus Adviser Lg Cap Growth Fund	*	83,452
Healthcare Services Group, Inc. common stock	148,970	133,574
MFS Int’l New Discovery	115,070	*
Black Rock Money Market Fund (PNC; Note E)	504,735	475,145

	$1,207,945	$1,087,504

*	Balance did not represent at least 5% of Net Plan Assets
During 2006 and 2005, the Plan’s investments (including realized and unrealized gains and losses) appreciated in value by $132,405 and $96,536, respectively as follows:

	December 31,
	2006	2005

Mutual Funds	$71,037	$21,843
Healthcare Services Group, Inc. common stock	39,722	63,328
Money Market Fund (PNC; Note E)	21,646	11,365

	$132,405	$96,536

Note D.-Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2006 and 2005
Note E.-Party-In-Interest Transactions
Certain Plan investments are shares of a money market fund managed by PNC. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
In addition, certain plan investments are shares of the Healthcare Services Group, Inc. common stock. Healthcare Services Group, Inc. is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan held 5,144.0000 and 6,449.7252 shares of Healthcare Services Group, Inc. common stock with a quoted market value of $148,970 and $133,574 at December 31, 2006 and 2005, respectively.
Note F.-Plan Amendment
An amendment effective September 18, 2006 was made to certain sections of the plan to allow employees of Summit Services Group, Inc. (“Summit”) to participate in the plan. Summit was acquired by the plan sponsor, Healthcare Services Group, Inc., in September 2006. The service time while employed by Summit of any otherwise eligible employee of Summit at September 16, 2006 will be counted towards the year of service requirement as stipulated in the plan.
Note G.-Tax Status Of Plan
The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).
The Plan has been amended since receiving the determination letter. However, an amendment that was required by IRS regulations to have been adopted by December 31, 2005 was not adopted until July 5, 2006. The Plan applied to the IRS under the Voluntary Correction Program to remedy this violation. The submission was accepted by the IRS on January 22, 2007 and no sanctions were imposed. Except for the violation noted above, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2006 and 2005
Note H.-Risks And Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Healthcare Services Group, Inc.
Retirement Savings Plan
Schedule Of Assets (Held At End Of Year)
Schedule H, Line 4i of Form 5500

(a)	(b)	(c)	(e)
Party-In-	Identity of	Description of	Current
Interest	Issue	Investment	Value

	AIM Dynamics Fund Cl A	Mutual Fund	$25,927
	AIM Global Health Care Fund	Mutual Fund	32,148
	AIM High Yield Fund Cl A	Mutual Fund	9,145
	AIM Technology Fund Cl A	Mutual Fund	26,555
	American Balanced Fund	Mutual Fund	48,110
	American Beacon Sm Cap Value	Mutual Fund	11,964
	American Century Sm Cap Value	Mutual Fund	14,446
	American Century Value Fund	Mutual Fund	25,734
	BlackRock GNMA Fund Cls A	Mutual Fund	7,173
	BlackRock Managed Inc Fund Cls A	Mutual Fund	15,867
*	BlackRock Money Market (PNC)	Money Market Fund	504,735
	Federated High Income Bond Fund	Mutual Fund	25,089
	Federated Stock Trust	Mutual Fund	67,653
	Fidelity Advisor Equity Growth	Mutual Fund	77,396
	Fidelity Advisor Equity Income	Mutual Fund	172,916
	Growth Fund of America	Mutual Fund	116,197
*	Healthcare Services Group	Common Stock	148,970
*	Healthcare Services Stock Liquidity	Cash	541
	Income Fund of America	Mutual Fund	50,168
	Janus Adviser Forty Fund	Mutual Fund	150,057
	Janus Adviser Lg Cap Growth Fund	Mutual Fund	46,139
	MFS Int’l New Discovery Fund	Mutual Fund	115,070
	MFS New Endeavor Fund	Mutual Fund	2,440
	Royce Low Priced Stock Fund	Mutual Fund	27,816
	Royce Opportunity Fund	Mutual Fund	15,469

			$1,737,725

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2006 and 2005
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Healthcare Services Group, Inc. Retirement Savings Plan
Date: June 15, 2007	/s/ James L. DiStefano
	By:	James L. DiStefano
	Title:	Chairman of Plan Committee

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2006 and 2005
CERTIFICATION :
I, Daniel P. McCartney, Chief Executive Officer, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Healthcare Services Group, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting ( as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;
a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation and;

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s Board of Directors.
a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting

Date : June 15, 2007	/s/ Daniel P. McCartney
Daniel P. McCartney
Chief Executive Officer

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2006 and 2005
I, Richard W. Hudson, Chief Financial Officer, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Healthcare Services Group, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting ( as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;
a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation and;

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s Board of Directors.
a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date : June 15, 2007	/s/ Richard W. Hudson
Richard W. Hudson
Chief Financial Officer

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2006 and 2005
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Healthcare Services Group, Inc. Retirement Savings Plan on Form 11-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Form 11-K”), I, Daniel P. McCartney, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Form 11-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d); and

2.	The information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Daniel P. McCartney
Daniel P. McCartney
Chief Executive Officer
June 15, 2007

Healthcare Services Group, Inc.
Retirement Savings Plan
Notes To Financial Statements (continued)
December 31, 2006 and 2005
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Healthcare Services Group, Inc. Retirement Savings Plan on Form 11-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Form 11-K”), I, Richard W. Hudson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
3.	The Form 11-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d); and

4.	The information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Richard W. Hudson
Richard W. Hudson
Chief Financial Officer
June 15, 2007